Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
July 14, 2009	NYSE: SLW

SILVER WHEATON ANNOUNCES GOLDCORP’S PEÑASQUITO MINE ACHIEVES MECHANICAL COMPLETION

FIRST CONCENTRATE SHIPMENT STILL TARGETED FOR THE SECOND HALF OF 2009

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE:SLW) is pleased to announce that, as reported by Goldcorp Inc. (“Goldcorp”) in a press release dated July 13, 2009, construction of the first sulphide process line (Line 1) at Goldcorp’s world-class gold-silver-lead-zinc Peñasquito mine in Zacatecas, Mexico is now complete and commissioning work is advancing on schedule.  Production and shipment of first concentrates are still targeted for the second half of 2009.

After a ramp-up period, Peñasquito is forecast to produce an average of approximately 30 million ounces of silver annually over an initial 22 year mine life, of which Silver Wheaton is to receive 25% or in excess of seven million ounces of silver annually.

The primary crusher and Line 1 grinding circuit are complete with the Line 1 lead and zinc flotation circuits essentially complete.  The mining rate is averaging in excess of 500,000 tonnes per day and a stockpile of 4.2 million tonnes of sulphide has been established ahead of the primary crusher.  The coarse ore stockpile contains 230,000 tonnes of crushed ore in preparation for initial milling.

For video clips showing the start-up and operation of the Line 1 mills as well as the latest photographs from the site, please visit Goldcorp’s website at www.goldcorp.com and click on Operations/Peñasquito.

Second Process Line Advancing on Schedule

Construction of the second sulphide process line (Line 2) is well underway and progressing toward planned completion in the third quarter of 2010.  Many of the components are already on site and the mill shells for both the SAG and ball mills are currently en-route to site.  Throughput from the two process lines is expected to reach 130,000 tonnes per day in the fourth quarter of 2010.

To create additional value, Goldcorp continues to advance several mine optimization initiatives including an independent power plant and in-pit crushing and conveying.

“We are extremely pleased with Goldcorp’s progress at Peñasquito,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “With the first line complete and the second line advancing on schedule, Silver Wheaton’s stakeholders will begin to recognize significant value from what is soon to be Mexico’s largest open pit mine.  Since our silver stream acquisition in April of 2007, Peñasquito has grown considerably, and we anticipate the trend of increased silver reserves and production growth to continue well into the future, including further definition of the vast underground potential.”

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world.  Forecast 2009 sales are 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces, growing to approximately 30 million ounces of silver and 20,000 ounces of gold, for total sales of approximately 31 million silver equivalent ounces, by 2013.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities,  changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C..  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com